SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated July 29, 2016 in respect of Profit Warning.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 1, 2016

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Profit Warning

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In the first half of 2016, the Group’s operation was on track as planned. Our mobile business has achieved initial success in overcoming operational challenges and the Group achieved a net addition of mobile billing subscribers of 8.39 million during the period, successfully turning around the downward trend in mobile subscribers for consecutive months last year. In the first half of 2016, the profit attributable to the equity shareholders of the Company is expected to decline by approximately 80% as compared to the same period of last year mainly because selling and marketing expenses increased significantly, and the addition of tower usage fee, higher energy charges and property rentals, etc. led to a substantial increase year-on-year in network, operation and support expenses. Nonetheless, it showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.36 billion in the second half of last year. Going forward, the Group will deepen implementation of “Focus Strategies”, innovation and cooperation development to drive gradual turnaround with full strength.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above expected financial data are based on the preliminary assessment made by the management of the Company with reference to the information currently available and the unaudited management accounts of the Group, and have not been reviewed or audited by the auditors. Information to be disclosed in the announcement of the Company’s 2016 interim results planned to be made on 17 August 2016 shall prevail. The Company’s shareholders and investors are cautioned not to unduly rely on the above data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 29 July 2016

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

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